Exhibit 99.2

Vision Marine Technologies Inc. Announces Closing of Public Offering

Montréal, QC, August 18, 2025 — Vision Marine Technologies Inc. (the “Company”, “Vision Marine”, “we”, “us”, “our”) (Nasdaq: VMAR), a leader in high-voltage electric marine propulsion systems with a multi-brand boat retail and service platform, today announced the closing of its previously announced public offering of 3,500,000 shares of its common stock (or pre-funded warrants (“Pre-Funded Warrants”) in lieu thereof) at a public offering price of $2.00 per share (inclusive of the Pre-Funded Warrant exercise price), for gross proceeds of $7,000,000, before deducting underwriting discounts and offering expenses. In addition, Vision Marine has granted the underwriters a 45-day option to purchase up to an additional 525,000 shares of common stock and/or Pre-Funded Warrants to cover over-allotments at the public offering price, less the underwriting discount.

The Company intends to use the proceeds for general corporate purposes, working capital, and potential acquisitions or strategic investments in complementary businesses or technologies.

ThinkEquity acted as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-289547) relating to the shares was filed with the Securities and Exchange Commission (“SEC”) and became effective on August 15, 2025. This offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vision Marine Technologies, Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR) is a pioneer in high-voltage performance electric marine propulsion with a multi-brand boat retail and service platform. The Company designs, manufactures, and sells its flagship E-Motion™ 180E high-voltage electric outboard system—an industrialized, high-performance solution validated through multiple OEM integrations—while also providing consumers with access to a full range of boats across both electric and internal combustion engine (ICE) segments through its Nautical Ventures division. With nine retail locations in Florida and established sales, service, and marina operations, Vision Marine delivers market-ready solutions to meet the current and evolving needs of recreational boaters and commercial operators.

Forward Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine's Annual Report on Form 20-F for the year ended August 31, 2024, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. There can be no assurance that Vision Marine will be able to complete the offering on the anticipated terms, or at all. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Investor and Company Contact:

Bruce Nurse
Investor Relations
(303) 919-2913
bn@v-mti.com